Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2021

(Expressed in Canadian Dollars, unless otherwise stated)

May 31, 2021

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Skylight Health Group Inc. (the “Company”, “SHG”, “we”, “us”, “our”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This discussion should be read in conjunction with the condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s consolidated financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as at May 31, 2021, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if:

(i)	such information results in, or would reasonably be expected to result in, a significant change in the market price or value of SHG’s common shares;
(ii)	there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or
(iii)

it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Company Overview

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

As of March 31, 2021, the balance sheet had a cash balance of $15.3 million. The Company has continued to position itself to see rapid organic and acquisition-based growth in the coming quarters as it remains focused on shifting its clinical operations to a VBC model.

The Company was founded in 2014, by founders with over 50 years of collective experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

SHG practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand offerings to patients including a nursing and advisory hotline, same day access, annual wellness reminders and screening protocols, improved access to home-care and remote care services.

Finally, SHG has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.

Segmentation

The Company’s current revenue is generated predominantly through its medical services segment (Medical Services segment). In 2019, medical services were categorized as uninsured medical services. In 2020, the Company has expanded significantly into insurable services which is where it expects to see its strongest growth in future periods. The Company has reported both insurable and uninsured services including its subscription services in a single consolidated medical services operating segment.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

The Company also derives a small but growing segment of revenue from projects in its Technology & Data Analytics division as well as its Contract and Research division (Software and Corporate segment). While both divisions are new, the Company expects growth in these areas as the Company’s offerings and the industry matures moving forward.

Key Highlights

The following are the major highlights of SHG’s operating results for the three months ended March 31, 2021 compared to the quarter ended March 31, 2020:

Financial Highlights

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A similarly strengthened balance sheet on March 31, 2021 reflected in a cash position of $15.3 million and working capital surplus of $11.5 million compared to a cash balance of $20.1 million and working capital surplus of $18.6 million on December 31, 2020.

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Revenues were $5.2 million for the quarter, compared to $2.9 million for 2020, an increase of 76%. This increase was due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the quarter ended March 31, 2021.

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Gross profit was $3.6 million for the quarter, compared to $1.9 million for 2020. Gross margin was 69% for the quarter, compared to 65% for 2020, an improvement of 4% points. This improvement was driven by higher insurable services revenue and improved utilization at the provider level.

●

Operating expenses were $6.2 million for the quarter, compared to $3.0 million for 2020, an increase of 104%. This increase is attributed to growth in salaries and wages and affiliated share-based compensation, marketing & business development and professional fees for acquisitions, graduation to the TSX-V and the anticipated Nasdaq up listing and building a national Skylight brand.

●

Loss from operations was $2.7 million for the quarter, compared to $1.1 million for 2020. This includes non-cash expenses of $1.8 million related to share-based compensation in 2021 for new operational and board hires, and depreciation and amortization.

●

Adjusted EBITDA for the three months ended March 31, 2021 was a loss of $1.3 million compared to a loss of $0.6 million in 2020 with over $1.1 million of that primarily spent on professional fees for acquisitions, graduation to the TSX-V and Nasdaq preparations as well as on marketing costs supporting the Skylight rebrand and brand development. The Company continued to remain Adjusted EBITDA positive from its US clinical operations for the quarter.

●

The Company incurred negative cash-flow from operations of approximately $1.7 million for the quarter compared to $3.4 thousand in 2020 primarily due to higher salaries and wages, marketing and business development costs and professional fees to support future growth.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Operating Highlights

●

On January 5, 2021, The Company’s shares commenced trading on the TSX-V under the symbol “SHG” after the Company’s shares were voluntarily delisted from the Canadian Securities Exchange on January 4, 2021.

●

On January 4, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of Colorado based primary care services clinic group Apex Family Medicine, LLC (“APEX”) for a total cash transaction value of $2.3 million (US$1.9 million). The Company paid $1.2 million (US$1.0 million) on Closing Date while $1.1 million (US$0.9 million) is payable in two instalments over a 6-month period. Subsequently, on April 5, 2021, the Company paid the first instalment of $0.6 million (US$0.4 million).

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On January 14, 2021, the Company appointed Grace Mellis, as an independent director to the Company’s Board of Directors and the Chair of the Audit Committee. Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience: Almost a decade at JP Morgan Chase serving as Managing Director, Head of International Strategy, and Investor Services CFO for EMEA within the Corporate and Investment Bank. Former CFO and VP of Corporate Finance and Business Intelligence at Greendot Corporation, a US$3.1B market cap NYSE listed company. Founder and director of IGA Capital which provides consulting and advisory services to primarily early-stage companies.

●

On February 3, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of River City Medical Associates (“RCMA”), Inc., a Florida corporation doing business as “Absolute Injury & Pain Physicians”, “Absolute Neurology & Injury Physicians”, “Absolute Laser Pain Relief”, and “River City Primary & Urgent Care” for a total consideration of $5.6 million (US$4.4million) paid as follows:

•	$0.3 million (US$0.2 million) cash paid on Closing Date.
•	374,167 common shares in the Company valued at $1.2785 per share amounting to $0.5 million (US$0.4 million).
•	$0.1 million (US$0.1 million) cash payable 120 days after the Closing Date upon adjustment of liabilities prior to Closing Date.
•	Common shares in the Company amounting to $1.9 million (US$1.5 million) to be issued in five equal instalments within 15 months after the Closing Date.
•	$2.8 million (US$2.2 million) funds held in an Escrow Account which will be released once the terms of the Transition Services Agreement have been satisfied.

●

On February 17, 2021, the Company appointed Dr. Georges Feghali as Chief Medical Officer. Dr. Feghali brings over 30 years of clinical experience and over 20 years in senior leadership positions within the healthcare system and will lead & expand Skylight Health’s strategic initiative in practice management & clinic operations, driving new operational revenues. Dr. Feghali will be responsible for quality, safety and service; total quality management, lean principles, change leadership, physician compensation models, and medical management.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

●

On February 23, 2021, the Company expanded its data strategy to utilize Amazon Web Services infrastructure to improve patient care, health outcomes, and clinical efficiencies. The Company’s approach will enable acquired clinics to take advantage of guidance from its centralized team of clinical and operational experts whose insights will be powered by this big data strategy. This is an initial step in the Company’s strategy to use centralized data to improve patient outcome and clinical efficiency.

●

On February 26, 2021, the Company appointed Andrew Elinesky as Chief Financial Officer. Mr. Elinesky has a long and distinguished career in Finance and has served as CFO for multiple publicly traded companies in Canada and the United States. He comes with strong cross-border market experience and specializes in mergers & acquisitions and consolidation.

●

On March 16, 2021, the Company appointed Mr. Patrick McNamee as Chairman of the Board. Mr. McNamee succeeds Norton Singhavon who will remain involved as an active member of the Board. Mr. McNamee has previously acted as EVP and COO of Express Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company.

Key Subsequent Events of the three months ended March 31, 2021

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On April 5, 2021 (the “Closing Date”), the Company acquired 100% of the membership interest of Colorado based Primary Care Clinic Group, Rocky Mountain for a total cash consideration of $13.8 million (US$11.0 million) paid as follows:

•	$10.6 million (US$8.5 million) cash
•	$2.1 million (US$1.7 million) cash payable in three equal instalments over two years from the Closing Date
•	$1.1 million (US$0.9 million) cash payable after working capital and other adjustment

●

On April 7, 2021, the Company signed a partnership agreement with ClinEdge to bring clinical research to primary care practices in Massachusetts. This partnership with ClinEdge will add to the 50+ years of experience on the Company’s research team and will bring clinical research trials investigating a wide range of indications beginning with the clinical sites in Massachusetts. This will provide an opportunity for patients in Massachusetts to participate in these trials, which may provide them access to new therapies, treatments or vaccines.

●

On April 15, 2021, the Company appointed Mr. Paul Kulas as the Chief Operating Officer of the Company. Prior to joining the Company, Mr. Kulas acted as VP of Operations for St. Joseph Health Medical Group, a member of Providence. Providence is one of the largest healthcare networks in the United States with over 120,000 caregivers serving in 51 hospitals, 1,085 clinics and offers a comprehensive range of health and social services to its 5 million unique patients across Alaska, California, Montana, New Mexico, Oregon, Texas and Washington.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

●

On May 13, 2021, the Company received conditional approval from The Nasdaq Stock Market LLC (“Nasdaq”) to list its issued and outstanding common shares on Nasdaq. Final approval of the listing was subject to the Company fulfilling any remaining conditions as required by Nasdaq. On May 25, 2021, the Company received a confirmation from the Nasdaq that its common shares will be able to commence trading on the Nasdaq Capital Market during the week of June 7, 2021 under the symbol “SLHG”, subject to the Company meeting the applicable bid price requirement for listing during the period beginning on the date of the Company’s share consolidation on May 28, 2021 through the initial listing date. The Company will retain its listing on the TSX Venture Exchange under the symbol “SHG”. The Company will continue to trade on the OTCQX under the symbol “SHGFF” until trading on the Nasdaq commences.

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On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters’ 15% over-allotment option, 9,857,800 common shares of the Company at a price of $1.40 per common share for gross proceeds of $13,800,920.

●

On May 12, 2021, the Board of Directors approved a consolidation (Share Consolidation) of its share capital on the basis of five existing common shares for one new common share. The Share Consolidation took effect on May 28, 2021. As a result of the Share Consolidation, the 180,079,704 common shares issued and outstanding at March 31, 2021 would be consolidated to 36,015,941 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. Any quantities relating to common shares, stock options or warrants or any per unit price such as exercise prices disclosed throughout this MD&A have not been retrospectively adjusted for the Share Consolidation except for the weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per common share and consequently the basic and diluted net loss per common share for the periods presented.

The effect of the Share Consolidation on the issued and outstanding number of common shares, warrants and stock options outstanding at March 31, 2021 is as follows:

	Balance before share Consolidation	Balance after share Consolidation
	#	#
Common shares	180,079,704	36,015,941
Warrants	19,939,662	3,987,932
Stock options	14,290,607	2,858,121

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

As at May 31, 2021, the date of the MD&A, the Company had following outstanding number of common shares, warrants and stock options:

#
Common shares	38,160,473
Warrants	3,882,939
Options	2,799,687

Overall Performance and Outlook

The accompanying condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements. Such adjustments could be material.

Performance

The Company is pleased to report a strong quarter of growth. Revenue was up 62% from the previous quarter, and more than 76% compared to the same period the year before. The growth in revenues were largely attributed to the acquisitions made in Q4 2020 and Q1 2021. The Company closed on 2 acquisitions during the quarter including APEX on January 4, 2021 and RCMA on February 3, 2021. The Company expects that partial contribution in Q1 reflected by the timing of the close of RCMA will result in a greater increase in Q2 revenues. Further, the subsequent acquisition of Rocky Mountain in the second quarter will contribute significantly to expected revenue growth in Q2 2021. The Company remains committed to a strong growth by acquisition model fueled by a strong balance sheet and robust pipeline.

The Company is also pleased to announce continued strength in its Gross Margins. The Company has demonstrated a strong track record of gross margins between 60-70% and looks to continue to strengthen this with further investments in technology, capacity utilization and revenue growth.

The Company is in rapid growth mode driven by both an aggressive mergers & acquisition strategy and a future focus on organically shifting to VBC reimbursement models. As such, increased investments will continue to reflect and support that growth.

Skylight has seen a rise in expenses in 3 major categories: share-based compensation, professional fees, and marketing activities. Of its $2.7 million net loss, non-cash items represented $1.8 million. These include depreciation and amortization and share-based compensation, connected to the recruitment of key leadership, management and operational hires as part of its employee stock option plan. On a going forward basis, the Company expects to see further option issuances to employees as part of its human capital investment. Aligning employees to the growth of the Company is a strong differentiator and ensures a shared approach to driving shareholder value.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Over the quarter, the Company worked to focus on bringing the right set of experience to its leadership and operational teams to cover all major functional areas. This included the hiring of Paul Kulas as new Chief Operating Officer, Dr. Georges Feghali as Chief Medical Officer and Andrew Elinesky as Chief Financial Officer to name a few. In addition to these, the Company bolstered its operational teams in the areas of clinical leadership, revenue cycle management, operations & integrations, and payor contracting. As the Company will continue to grow key team members, it is in a strong position today to begin integrating and preparing acquired practices towards the transition to VBC models.

In addition to the operating team, the Company also significantly deepened its strength at the Board level with the addition of Patrick McNamee as Chairman of the Board, and Grace Mellis as Independent Director and Chair of the Audit Committee. Both Directors contribute significantly to experience in the US public markets and bring strong operational discipline to support the management team.

Within Adjusted EBITDA of $1.3 million, approximately $1.1 million was primarily spent in professional fees and marketing and business development expenses. Professional fees were tied to the graduation to the TSX-V and preparation and fees for the upcoming Nasdaq listing expected for the week of June 7, 2021. Professional fees tied to acquisitions and diligence can be expected to continue as the Company expects to remain highly acquisitive. Marketing and business development fees are primarily focused on the rebrand to Skylight, and costs spent to build a national brand. The Company believes that further investment in this will continue but will begin to reduce as the Company develops stronger organic capabilities. The Company expects that by year end most investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth.

In addition, the Company made significant headway on the technology front with its recently announced partnership with Amazon Web Services. Developing upon its proprietary technology base, the goal of this partnership is to develop a strong architecture to support the delivery of care in a VBC model. Skylight brings a strong technology component to each practice on its platform, enabling providers to more accurately measure and manage quality metrics to drive the best performance outcome on each value-based health plan. Further, this strategy will enable the Company to more accurately measure the business performance metrics on each of its acquired practices, driving the opportunity to see improved operational efficiencies.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

With a strong balance sheet, robust acquisition pipeline, experienced operational team and an active market to support organic growth to VBC, the Company believes it is well positioned for growth in the coming quarters.

Outlook

The need for improved primary care practice models in the US has never been greater than it is today. The Company believes its model for shifting fee-for-service primary care practices to a value-based care reimbursement model will close the gap in today’s widening shortage of primary care physicians. With the growing demand for accessible and affordable medical services in the US, the Company believes the following external factors will be significant contributors for growth for services. The Company believes it is well positioned to meet this growing opportunity.

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Growing perceived distrust and lack of personalized care delivered by larger legacy health networks are paving the way for disruption in the healthcare services sector where quality of care, accessibility and affordability will help create a new model for healthcare delivery.

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The rising cost in healthcare driven by higher acuity hospital services and lack of comprehensive patient care at the primary practice level, is leading national payors and governments to change reimbursement models to VBC which prioritizes quality over volume and holds physicians accountable.

●	VBC not only has the opportunity to improve quality of care, lower cost of care management but can also be significantly more financially rewarding for primary care practices willing to share in risk.
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With over 56% of outpatient medical care operated by smaller groups of localized practitioners, and a growing demand for administrative needs to deliver care, the high cost of investment to support a VBC model is prohibitive and a barrier.

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The impact of the pandemic to independent primary care practices, rising levels of chronic care management and an ageing population further amplifies the push for consolidation and support to enable primary care providers to shift to a more profitable and long-term VBC model.

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Continued fragmentation of the primary care services market is leading to more opportunities to acquire disparate primary care clinics at attractive multiples. The Company is developing a robust national platform that not only generates overall efficiencies, but is aimed at integrating technology, access, and capabilities to transform current Fee for Service (“FFS”) practices to VBC. The conversion will lead to improved patient health outcomes, improved physician and patient satisfaction scoring, access, and better financial performance through strengthened contracts with payors.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Looking ahead, the Company believes it is well positioned to see growth in three key areas:

Acquisition of Primary Care Practice Groups

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The primary care sector in the US continues to remain highly fragmented with majority of consolidation done by regional and localized healthcare networks. Historically proven to be misaligned with primary care providers, health systems can be seen using practices as feeders to higher acuity service, and traditional private equity consolidators can see these practices as a platform for future sale. There is a growing demand for primary care providers to remain independent, while partnering with the right group to bring scale and capabilities to support a VBC model.

●	The Company has already acted on this opportunity with recent acquisitions. The Company has a robust pipeline of targeted deal flow that remains disciplined on price and focus.
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The Company differentiates itself by focusing on primary care practices with a disciplined pricing strategy of acquiring these practices for considerably less than what they would be worth once they make the shift to taking on VBC health plans.

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The Company believes that contingent on an active market, proper access to capital and demand from physicians and payors, that it will remain highly acquisitive as part of its three-pronged growth plan.

Developing a Single System of Operation and Clinical Leadership

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Through a national management platform, the Company is focused on developing efficiencies and operational scale through its network of acquired practices. Nearly 40% of physician practices today seeking to drive towards VBC are partnered with a Management Services Organization (MSO).

●	Many providers are not only seeking partnership but acquisition where they can still participate in small levels of ownership and reduce the burden of practice administration.
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SHG, unlike a traditional MSO, acquires practices but brings with it the same infrastructure and support systems that practices can see in a MSO partnership. Through this capability, the Company is focused on driving clinical efficiencies that can lead to improved operations workflows, provider, patient and staff satisfaction and overall clinical profitability growth.

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SHG will focus on a centralized platform enhanced by proprietary technology and data analytical capabilities, assisting practices in managing over 250+ metrics that support both clinical quality and operational KPI’s.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Conversion from Fee-for-Service to Value-Based-Care

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The move to VBC continues to accelerate largely driven by payors and government. The shift enables a focus on quality over volume where the primary care provider services to be incented to provide a more comprehensive level of care for patients. This in turn creates improved quality outcomes for the patient improving the management of chronic care illnesses, prevention of future issues and management of downstream costs.

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The shift to value can take an evolutionary process where providers begin by stepping into primary care capitation shifting payment from encounter-based care to a fixed per member per month model (PMPM). In the PMPM model, the provider begins developing the tools and strategies to manage care and cost which can continue to drive them towards more risk sharing with payors and improving on the financial performance of contracts.

●	SHG is committed to working with practices early in the conversion process, most of which are currently dominant FFS. FFS practices still represent the majority of practices in the US today.
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Data aggregation, actionable insights, and clinical leadership, combined with improved access, population health management strategies and services for patients will enable these practices to begin the shift to primary care capitation and then into future VBC payment models.

●	The move to VBC can lead to significantly improved patient economics for the practice that will further enhance, incent, and improve the quality of care for patients.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Discussion of Operations

For the three months ended March 31, 2021, the Company has two reportable operating segments related to its software/research business and corporate, and medical services businesses, which also align with the two countries in which it operates, Canada and the United States.

Operating results

The following is selected financial data derived from the condensed interim consolidated financial statements of the Company for the quarters ended Q1 2021 and Q1 to Q4 2020:

	2021	2020
	Q1	Q4	Q3	Q2	Q1
Revenue	5,173,662	3,198,600	3,310,128	3,700,473	2,932,026
Cost of sales	1,619,772	1,029,328	964,091	1,088,015	1,030,331
Gross profit	3,553,890	2,169,272	2,346,037	2,612,458	1,901,695
Operating expenses
Salaries and wages	2,295,977	2,457,667	1,181,693	1,114,755	1,390,959
Office and administration	568,516	379,490	387,697	421,912	376,601
Marketing and business development	902,265	409,741	110,814	49,221	56,569
Professional fees	629,796	431,984	47,668	264,539	226,354
Rent	28,009	24,612	14,985	30,861	68,119
Share-based compensation	1,048,659	3,812,022	217,028	(30,473)	314,070
Depreciation and amortisation	750,775	481,715	601,878	626,643	614,148
Total operating expenses	6,223,997	7,997,231	2,561,763	2,477,458	3,046,820
Loss from operations	(2,670,107)	(5,827,959)	(215,726)	135,000	(1,145,125)

Revenue

The Company’s revenue for the three months ended March 31, 2021 and 2020 was $5,173,662 and $2,932,026, respectively - a year over year growth of 76%. Revenue for the three months ended March 31, 2021 consisted of clinic revenue amounting to $5,111,215 (2020: $2,890,887), contract research revenue from the Canadian operations amounting to $56,035 (2020: $26,893) and software licensing fee from the Canadian operations amounting to $6,412 (2020: $14,246).

Revenue compared to 2020 increased significantly due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2020 and the quarter ended March 31, 2021. The new acquisitions contributed $2,261,774 during the quarter ended March 31, 2021.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Cost of sales

Cost of sales during the three months ended March 31, 2021 and 2020 totaled $1,619,772 and $1,030,331, respectively. The increase in cost of sales is due to new acquisitions during the past fiscal year and the current quarter ended in comparison to Q1 2020 and grew at a similar rate as the growth rate in revenues.

The implementation of technology owned by the Company, including telehealth, improved both time per visit, but also expanded on clinician’s availability per hour. This along with continued improvements to operations and workflows lead to a higher gross profit margin of 69% in Q1 2021 compared to 65% in Q1 2020. Cost of sales pertains directly to the US clinical operations and comprises service fees paid to doctors and nurse practitioners.

Operating expenses

Operating expenses during the three months ended March 31, 2021 and 2020 totaled $6,223,997 and $3,046,820, respectively. Operating expenses for the US and Canadian operations during the three months ended March 31, 2021 were $3,441,973 and $2,782,024, respectively (2020: $1,893,834 and $1,152,986).

Operating expenses increased for the three months ended March 31, 2021 due to increased costs due to the numerous acquisitions made in the current quarter compared to the same quarter in the prior year.

Operating expenses during the three months ended March 31, 2021 primarily comprised salaries and wages on technology, clinical staff and support infrastructure including the call center, accounting and management amounting to $2,295,977 (2020: $1,390,959), office and administration expenses amounting to $568,516 (2020: $376,601), marketing and business development expenses amounting to $902,265 (2020: $56,569), professional fees amounting to $629,796 (2020: $226,354), share based compensation amounting to $1,048,659 (2020: $314,070), and depreciation and amortization amounting to amounting to $750,775 (2020: $614,148).

The Company was committed in 2020 and 2021 to reduce operating expenses realized through efficiencies in technology and economies of scale including those realized from the new acquisitions. As a result, comparing Q1 2021 to Q4 2020, total operating expenses (excluding the effect of share-based compensation) increased by only 24% even though the size of the business increased with additional clinics acquired during the quarter resulting in a 62% increase in revenue.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Net Loss

During the period ended March 31, 2021 and 2020, the Company recorded a net loss before income taxes amounting to $2,213,950 and $983,181, respectively. Net loss in the period ended March 31, 2021 was primarily due to higher marketing and business development, professional fee, and share-based compensation expenses.

The net loss for the period ended March 31, 2021 consisted of (i) revenue of $5,173,662 and (ii) cost of sales of $1,619,772 which result in a gross profit of $3,553,890; (iii) operating expenses of $6,223,997 which resulted in a loss from operations of $2,670,107 and (iv) other expenses (income) of $(456,157) which comprised a gain on the change in fair value of financial instruments of $(36,486), interest on lease liabilities of $116,638, foreign exchange loss of $269,250, accretion on purchase consideration payable and loan payable of $64,228 and other income of $(869,787) resulting in a net loss of $2,213,950.

The net loss for the period ended March 31, 2020 consisted of (i) revenue of $2,932,026 and (ii) cost of sales of $1,030,331 which result in a gross profit of $1,901,695; (iii) operating expenses of $3,046,820 which resulted in a loss from operations of $1,145,125 and (iv) other expenses (income) of $(161,944) which comprised a loss on the change in fair value of financial instruments of $454,857, interest on lease liabilities of $48,132 and foreign exchange gain of $(664,933) resulting in a net loss of $983,181.

Adjusted-EBITDA and Segment Analysis

Adjusted EBITDA loss for the three months ended March 31, 2021 was $1,330,635 compared to an Adjusted EBITDA loss of $603,134 for the comparative period. The increase was due to higher marketing and business development and professional fees in preparation for the anticipated listing on the Nasdaq.

The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This MD&A uses non-IFRS measures including “EBITDA”, “adjusted EBITDA”. EBITDA, and adjusted EBITDA are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Reconciliation of Segment-wise Adjusted EBITDA to Loss from operations

$	Three months ended March 31,
	2021			2020
	USA (Medical Services)	Canada (Software and Corporate)	Total	USA (Medical Services)	Canada (Software and Corporate)	Total
Income (loss) from operations	49,470	(2,719,577)	(2,670,107)	(33,278)	(1,111,847)	(1,145,125)
Depreciation, amortization (Note 1)	585,506	165,269	750,775	369,141	245,007	614,148
Share based compensation (Note 1)	—	1,048,659	1,048,659	—	314,070	314,070
Capitalization of software development cost (Note 2)	—	(143,815)	(143,815)	—	(122,609)	(122,609)
Capitalization of lease payments (Note 2)	(305,990)	(10,157)	(316,147)	(249,306)	(14,312)	(263,618)

Adjusted EBITDA	328,986	(1,659,621)	(1,330,635)	86,557	(689,691)	(603,134)

Note 1

Depreciation, amortization, and share-based compensation are non-cash items which are typically excluded to arrive at EBITDA. To calculate Adjusted EBITDA, the Company adjusts all material non-cash items which do not reflect operational performance of the business.

Note 2

Capitalizations have been included as an expense in the calculation of Adjusted EBITDA because these expenses either relate to payroll or the Company’s leased properties and are not part of the condensed interim consolidated statement of loss and comprehensive loss. The Company believes that these are operational expenses and should be adjusted to arrive at Adjusted EBITDA.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

FINANCIAL POSITION

Significant Assets

	March 31, 2021	December 31, 2020
	$	$
Cash	15,247,699	20,051,734
Trade and other receivables	1,934,613	528,827
Computer software	1,088,041	1,129,117
Other intangible assets	10,674,859	5,344,131
Goodwill	4,140,120	2,224,432
Right of use assets	6,145,058	1,325,087

The Company’s total assets as of March 31, 2021 were $42,587,928 (December 31, 2020: $31,472,077). These assets were mainly comprised of cash amounting to $15,247,699 (December 31, 2020: $20,051,734), trade and other receivables amounting to $1,934,613 (December 31, 2020: $528,827), computer software amounting to $1,088,041 (December 31, 2020: $1,129,117), other intangible assets amounting to $10,674,859 (December 31, 2020: $5,344,131), goodwill amounting to $4,140,120 (December 31, 2020: $2,224,432) and right of use assets amounting to $6,145,058 (December 31, 2020: $1,325,087). The significant increase in right of use assets is due to leases of newly acquired clinics. Significant decrease in cash is due to cash flows used by operations together with cash utilized in the acquisition of the new clinics.

Liquidity and Capital Resources

Period Ended March 31,	2021	2020
	$	$
Cash used in operating activities	(1,677,697)	(3,389)
Cash used in investing activities	(1,412,953)	(122,609)
Cash provided by financing activities	976,169	139,741

As at March 31, 2021, the Company had a cash balance of $15,247,699 (March 31, 2020: $200,307). Increase in cash was due to cash provided by financing activities amounting to $976,169 (March 31, 2020: $139,741), offset by cash utilized in operations amounting to $1,677,697 (March 31, 2020: $3,389), cash utilized in software development amounting to $104,166 (March 31, 2020: $122,609), purchase consideration paid in the amount of $1,274,926 (March 31, 2020: $nil) and a foreign currency exchange impact of $76,946 (March 31, 2020: $56,291).

Adjustments to arrive at operating cash flow for the period ended March 31, 2021 include adjustment for depreciation and amortization of $750,775 (March 31, 2020: $614,148), unrealized foreign exchange loss of $87,119 (March 31, 2020: gain of $670,156), accretion on purchase consideration payable and loan payable amounting to $64,228 (March 31, 2020: $nil), interest on lease liabilities of $116,638 (March 31, 2020: $48,132), share-based compensation of $1,048,659 (March 31, 2020: $314,070), adjustment for change in fair value of financial instruments amounting to $36,486 (March 31, 2020: loss $454,857), other income related to the forgiveness of the loan payable amounting to $866,637 (March 31, 2020: $nil), other income related to gain on disposal of furniture and equipment amounting to $3,150 (March 31, 2020: $nil), and the change in non-cash working capital balances due to decrease (increase) of inventories of $34 (March 31, 2020: $4,520), decrease (increase) in trade and other receivables of $(1,259,354) (March 31, 2020: $18,275), decrease (increase) in prepaid expenses of $305,554 (March 31, 2020: $11,912), increase (decrease) in accounts payable and accrued liabilities of $328,873 (March 31, 2020: $184,034). The increase in cash utilized from operations during the period ended March 31, 2021 compared to March 31, 2020 is attributable to higher net loss during the period ended March 31, 2021.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

The Company’s cash used in investing activities for the period ended March 31, 2021 was $1,412,953 (March 31, 2020: $122,609). The increase was primarily due to the purchase consideration paid related to the Q1 2021 acquisitions.

The Company’s financing activities in the period ended March 31, 2021 comprised raising net proceeds of $1,292,316 from exercises of warrants and options, partially offset by the payment of principal and interest on lease liabilities amounting to $316,147 on the company’s leased premises.

During the period ended March 31, 2020, the Company raised $407,950 through share issuance and exercise of warrants and options, partially offset by payment of principal and interest on lease liabilities amounting to $263,617 on the company’s leased premises and repayment of related party loan amounting to $4,592.

As at March 31, 2021, the Company had a working capital surplus of $11,543,787 (December 31, 2020: $18,646,616). The working capital position has reduced primarily due to payments made for new and prior acquisitions as per their acquisition agreements.

Subsequent to the period end, the Company, in accordance with previously announced plans, used $11,835,610 (US$9,412,015) of cash as purchase consideration and transaction costs related to four clinical acquisitions.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements from the date of its incorporation to the date of this MD&A.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company. The Company’s key management currently consists of the Company’s directors and officers.

Salaries and short-term benefits of key management personnel for the period ended March 31, 2021 amounted to $222,656 (for the period ended March 31, 2020: $103,385).

Share-based compensation of key management personnel for the period ended March 31, 2021 amounted to $87,656 (for the period ended March 31, 2020: $142,078).

The amounts are the amounts recognized as an expense during the reporting period related to key management personnel.

New accounting standards issued but not yet effective

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

Use of estimates and judgments

Estimates - Lease terms are estimated by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not to exercise a termination option. Certain qualitative and quantitative assumptions are evaluated when deriving the value of an economic incentive.

Judgments - Judgment is applied when determining if a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset and should provide the right to substantially all of the economic benefits from the use of the asset.

Judgment is also applied when determining if the Company has the right to control the use of an identified asset. This right exists when the Company has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In certain instances, where the decision about how and for what purpose the asset is used are predetermined, the Company has the right to direct the use of the asset when the Company has the right to operate the asset or if the Company designed the asset in a way that predetermines how and for what purpose the asset will be used.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

Certain leases contain extension or renewal options that are exercisable only by the Company and not by the lessor. At lease commencement, the Company assesses whether it is reasonably certain to exercise any of the extension options based on the expected economic return from the lease. Periodically, leases are reassessed to determine if the Company is reasonably certain to exercise options and account for any changes at the date of the reassessment.

Risk Factors

The following section describes specific and general risks that could affect the Company. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity, and results of the Company’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers.

Limited Operating History

The Company, while incorporated in November 2014, began carrying on business in 2017 and has only very recently begun to generate revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Cash Flow from Operations

The Company has historically not generated cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the quarter ended March 31, 2021, the Company had negative cash flows from operations of $1,677,697 and reported a net loss of $2,213,950. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Risks Associated with Acquisitions

As part of the Company’s overall business strategy, the Company may pursue strategic acquisitions designed to expand its operations in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company is dependent on its relationships with the Skylight Health PCs

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.

A prohibition on the corporate practice of medicine by statute, regulation, board of medicine, attorney general guidance, or case law, exists in certain of the U.S. states in which the Company operates. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Operational Risks

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings, and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business. All of these factors could have a material and adverse effect on the Company’s business, financial condition, and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed herein. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Global Economic Risk

Global economic conditions could have an adverse effect on the Company’s business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company’s business, financial condition, or results of operations.

Forward Looking Information

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections, and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections, or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.

There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries may achieve.

Competition – General

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Competition – Health Care Clinics

The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.

Dependence on suppliers and skilled labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts, and components.

Risks Related to Software and Product Development

The Company continues to develop software and products. Inherent risks include:

●	Lack of experience and commitment of team – The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

●	Unrealistic deadlines – Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

●	Improper budget – Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.

●	Lack of resources – Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

●

Personnel hiring – The Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

●

Understanding problems of customers – Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

●	Inappropriate design – Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.

●	Market demand obsolete – Market demand may become obsolete while a project is still in progress.

Risks Inherent in the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.

Material Impact of PIPEDA/HIPPA Legislation on the Company’s Business

Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company’s part to comply with current or future regulations could subject it to significant legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

The Company’s investments in the United States and Canada are subject to applicable anti- money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Currency Fluctuations

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.

A substantial amount of the Company’s revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company’s business, financial condition, and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Requirements for Further Financing

The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company’s shareholders.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Conflicts of Interest

Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Health Care Coverage

There is a possibility that healthcare companies can refuse to cover medical costs.

Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual number of dividends received from the Company will remain subject to the discretion of its Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this MD&A and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements, or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this MD&A or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

(i)	general business and economic conditions;

(ii)	the intentions, plans and future actions of the Company;

(iii)	the business and future activities of the Company after the date of this MD&A;

(iv)	market position, ability to compete and future financial or operating performance of the Company after the date of this Prospectus;

(v)	anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;

(vi)	the timing and amount of estimated research & development expenditure in respect of the business of the Company;

(vii)	operating revenue, operating expenditures; success of marketing activities; estimated budgets;

(viii)	currency fluctuations;

(ix)	the sufficiency of the Company’s working capital;

(x)	requirements for additional capital;

(xi)	risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;

Skylight Health Group Inc. (formerly CB2 Insights Inc.)

Management Discussion and Analysis

For the three months ended March 31, 2021

(xii)

government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;

(xiii)	compliance with environmental, health, safety, and other laws and regulations;

(xiv)	the ability to attract and retain skilled staff;

(xv)	market competition; and

(xvi)	the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this MD&A.

The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.

Market and Industry Data

This MD&A includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A or ascertained the underlying economic assumptions relied upon by such sources.